                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     (Mark One)


     [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934  (FEE REQUIRED)

     For the fiscal year ended December 31, 1995


                                       OR


     [   ]     Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934  (NO FEE REQUIRED)

     For the transition period from                       to
                                    ----------------------   -------------------


     Commission File Numbers:  33-44284 and 33-59359



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HONEYWELL INVESTMENT PLUS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota 55408


Included herewith and set forth on pages 1 to 10 hereof are the Honeywell Investment Plus Plan Financial Statements for the Years Ended December 31, 1995 and 1994 and Supplemental Schedules for the Year Ended December 31, 1995 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

INVESTMENT PLUS PLAN OF
HONEYWELL INC.

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1995 AND 1994
AND INDEPENDENT AUDITORS' REPORT

INVESTMENT PLUS PLAN OF HONEYWELL INC.

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits,
  December 31, 1995 and 1994                                                 2-3
 Statements of Changes in Net Assets Available for Benefits,
  Years Ended December 31, 1995 and 1994                                     4-5
 Notes to Financial Statements                                                6

INDEPENDENT AUDITORS' REPORT


Investment Plus Plan of Honeywell Inc.

We have audited the accompanying financial statements of Investment Plus Plan of Honeywell Inc. (the Plan) as of December 31, 1995 and 1994 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. It is not a required part of the basic financial statements. This supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Deloitte & Touche LLP
Minneapolis, Minnesota

June 10, 1996

INVESTMENT PLUS PLAN OF HONEYWELL INC.


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                         ----------------------------------------------------------------------------------------
                                         GOVERNMENT  SHORT-TERM                                            HONEYWELL       UNITED
                            COMBINED       INCOME       BOND       BONDS        STOCKS          S&P          STOCK         INCOME
                              TOTAL         FUND        FUND     PLUS FUND     PLUS FUND      500 FUND        FUND          FUNDS
ASSETS:
  Investment in Master
    Trusts                 $ 1,509,441  $   337,213  $   14,060  $   26,505    $  262,816    $  306,066    $  295,310   $   18,088
  Contributions
    receivable                   7,753          159          12          25           166           182         6,978           19
  Other receivables              3,310        3,115          87          32            57            19
                           -----------  -----------  ----------  ----------    ----------    ----------    ----------   ----------
        Total assets         1,520,504      340,487      14,159      26,562       263,039       306,267       302,288       18,107

LIABILITIES:
  Administration fees
    payable                        221           67          10          13            61            70
  Other payables                 3,425        3,123          92          40           156                           7
                           -----------  -----------  ----------  ----------    ----------    ----------    ----------
        Total liabilities        3,646        3,190         102          53           217            70             7
                           -----------  -----------  ----------  ----------    ----------    ----------    ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                  $ 1,516,858  $   337,297  $   14,057  $   26,509    $  262,822    $  306,197    $  302,281   $   18,107
                           -----------  -----------  ----------  ----------    ----------    ----------    ----------   ----------
                           -----------  -----------  ----------  ----------    ----------    ----------    ----------   ----------


                                                          SUPPLEMENTAL INFORMATION BY FUND
                         ----------------------------------------------------------------------------------------------------------
                                                                           T. ROWE     T. ROWE     T. ROWE
                                                   VANGUARD    SCUDDER      PRICE       PRICE       PRICE
                                      COLUMBIA    WORLD U.S.    INTER-      INTER-      SMALL       EQUITY
                            JANUS      SPECIAL      GROWTH     NATIONAL    NATIONAL   CAP VALUE     INCOME   ISOLATED   PARTICIPANT
                             FUND        FUND        FUND        FUND        FUND        FUND        FUND      FUNDS       LOANS
ASSETS:
  Investment in Master
    Trusts                $  37,057   $  37,183   $  19,279   $  15,031   $  38,279   $  21,659   $  34,458  $  17,558   $  28,879
  Contributions
    receivable                   42          38          28          13          35          21          35
  Other receivables
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------  ---------   ---------
        Total assets         37,099      37,221      19,307      15,044      38,314      21,680      34,493     17,558      28,879

LIABILITIES:
  Administration fees
    payable
  Other payables                  2           2                       2           1
                          ---------   ---------               ---------   ---------
        Total liabilities         2           2                       2           1
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------  ---------   ---------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                 $  37,097   $  37,219   $  19,307   $  15,042   $  38,313   $  21,680   $  34,493  $  17,558   $  28,879
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------  ---------   ---------
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------  ---------   ---------

See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 (AMOUNTS IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                          ---------------------------------------------------------------------------------------
                                                         SHORT-TERM
                              COMBINED    GOVERNMENT        BOND        BONDS        STOCKS        S&P       FROZEN    HONEYWELL
                                TOTAL     INCOME FUND       FUND      PLUS FUND    PLUS FUND     500 FUND  FIXED FUND  STOCK FUND
ASSETS:
  Investment in Master
    Trusts                   $ 1,170,337   $  281,667   $    9,895   $   16,762   $  220,377   $  214,386  $   49,499   $  170,189
  Contributions receivable         6,728          365           30           52          408          396                    5,050
  Other receivables                2,867        2,419                        12           68                      368
                             -----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------
        Total assets           1,179,932      284,451        9,925       16,826      220,853      214,782      49,867      175,239

LIABILITIES:
  Administration fees
    payable                          177           51            4            6           51           50          15
  Other payables                   2,834        2,404                        17                        49         364
                             -----------   ----------   ----------   ----------   ----------   ----------  ----------
        Total liabilities          3,011        2,455            4           23           51           99         379
                             -----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR                    $ 1,176,921   $  281,996   $    9,921   $   16,803   $  220,802   $  214,683  $   49,488   $  175,239
                             -----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------
                             -----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------


                                                                SUPPLEMENTAL INFORMATION BY FUND
                       ------------------------------------------------------------------------------------------------------------
                                                                              T. ROWE   T. ROWE    T. ROWE
                                                         VANGUARD   SCUDDER    PRICE     PRICE      PRICE
                         UNITED              COLUMBIA   WORLD U.S.   INTER-    INTER-    SMALL      EQUITY
                         INCOME     JANUS     SPECIAL     GROWTH    NATIONAL  NATIONAL CAP VALUE    INCOME    ISOLATED  PARTICIPANT
                          FUNDS      FUND       FUND       FUND       FUND      FUND      FUND       FUND       FUNDS       LOANS
ASSETS:
  Investment in Master
    Trusts              $  9,693   $ 23,929   $ 24,565   $  3,761   $ 16,583  $ 45,498  $ 10,777   $ 15,305    $ 32,452   $ 24,999
  Contributions
    receivable                26         74         74         15         47       120        34         37
  Other receivables
                        --------   --------   --------   --------   --------  --------  --------   --------    --------   --------
        Total assets       9,719     24,003     24,639      3,776     16,630    45,618    10,811     15,342      32,452     24,999

LIABILITIES:
  Administration fees
    payable
  Other payables
        Total liabilities
                        --------   --------   --------   --------   --------  --------  --------   --------    --------   --------

NET ASSETS AVAILABLE
  FOR BENEFITS AT END
  OF YEAR               $  9,719   $ 24,003   $ 24,639   $  3,776   $ 16,630  $ 45,618  $ 10,811   $ 15,342    $ 32,452   $ 24,999
                        --------   --------   --------   --------   --------  --------  --------   --------    --------   --------
                        --------   --------   --------   --------   --------  --------  --------   --------    --------   --------


See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                      ------------------------------------------------------------------------------
                                                       GOVERNMENT       SHORT-TERM
                                       COMBINED          INCOME            BOND             BONDS           STOCKS             S&P
                                         TOTAL            FUND             FUND           PLUS FUND        PLUS FUND        500 FUND
NET INVESTMENT INCOME
 IN MASTER TRUSTS                   $  306,824       $   17,927       $    1,364       $    4,332       $   55,738       $   81,536

CONTRIBUTIONS:
 Employer contributions                 23,705
 Employee pretax
   contributions                        74,495           12,334            1,237            2,374           15,345           16,471
 Rollover contributions                  3,149              288              149              219              237              438
                                    ----------       ----------       ----------       ----------       ----------       ----------
         Total contributions           101,349           12,622            1,386            2,593           15,582           16,909

TRANSFERS FROM (TO)
 OTHER FUNDS                                             49,845            2,160            3,842          (17,771)           4,768

TRANSFERS FROM
 OTHER PLANS                                75               31                2                1                8                6
                                    ----------       ----------       ----------       ----------       ----------       ----------

TOTAL INVESTMENT
 INCOME, CONTRIBU-
 TIONS, AND TRANSFERS                  408,248           80,425            4,912           10,768           53,557          103,219

LOANS:
 Repayments                                               3,016              167              381            2,954            3,135
 Distributions                                           (4,487)            (142)            (331)          (3,566)          (3,818)

DISTRIBUTIONS TO
 PARTICIPANTS                          (66,079)         (23,076)            (758)          (1,049)         (10,440)         (10,493)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                          (2,232)            (577)             (43)             (63)            (485)            (529)
                                    ----------       ----------       ----------       ----------       ----------       ----------

INCREASE (DECREASE) IN
 NET ASSETS                            339,937           55,301            4,136            9,706           42,020           91,514

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                   1,176,921          281,996            9,921           16,803          220,802          214,683
                                    ----------       ----------       ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                        $1,516,858       $  337,297       $   14,057       $   26,509       $  262,822       $  306,197
                                    ----------       ----------       ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------       ----------       ----------


                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                   -------------------------------------------------------------------------------------------------
                                                                                                                           VANGUARD
                                       FROZEN         HONEYWELL          UNITED                           COLUMBIA        WORLD U.S.
                                        FIXED            STOCK           INCOME            JANUS           SPECIAL          GROWTH
                                        FUND             FUND             FUNDS            FUND             FUND             FUND
NET INVESTMENT INCOME
 IN MASTER TRUSTS                   $    1,786       $  105,573       $    3,061       $    7,529       $    7,509       $    3,073

CONTRIBUTIONS:
 Employer contributions                                  23,705
 Employee pretax
   contributions                             6            6,474            1,327            3,673            3,336            1,553
 Rollover contributions                                     369               96              333              115              203
                                    ----------       ----------       ----------       ----------       ----------       ----------
         Total contribution                  6           30,548            1,423            4,006            3,451            1,756

TRANSFERS FROM (TO)
 OTHER FUNDS                           (49,577)             822            4,539            3,140            3,189           11,126

TRANSFERS FROM
 OTHER PLANS                                 6               10                1                                 1                1
                                    ----------       ----------       ----------       ----------       ----------       ----------

TOTAL INVESTMENT
 INCOME, CONTRIBU-
 TIONS, AND TRANSFERS                  (47,779)         136,953            9,024           14,675           14,150           15,956

LOANS:
 Repayments                                  1            1,480              230              481              554              226
 Distributions                            (242)          (1,809)            (242)            (435)            (652)            (240)

DISTRIBUTIONS TO
 PARTICIPANTS                           (1,395)          (9,320)            (609)          (1,594)          (1,439)            (398)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                             (73)            (262)             (15)             (33)             (33)             (13)
                                    ----------       ----------       ----------       ----------       ----------       ----------

INCREASE (DECREASE) IN
 NET ASSETS                            (49,488)         127,042            8,388           13,094           12,580           15,531

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                      49,488          175,239            9,719           24,003           24,639            3,776
                                    ----------       ----------       ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                        $        -       $  302,281       $   18,107       $   37,097       $   37,219       $   19,307
                                    ----------       ----------       ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------       ----------       ----------


                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------------------------------------------
                                                        T. ROWE          T. ROWE          T. ROWE
                                       SCUDDER           PRICE            PRICE            PRICE
                                       INTER-           INTER-            SMALL           EQUITY
                                      NATIONAL         NATIONAL         CAP VALUE         INCOME          ISOLATED      PARTICIPANT
                                        FUND             FUND             FUND             FUND             FUNDS          LOANS
NET INVESTMENT INCOME
 IN MASTER TRUSTS                   $    1,688       $    4,079       $    3,813       $    7,160                        $      656

CONTRIBUTIONS:
 Employer contributions
 Employee pretax
   contributions                         1,650            4,314            1,922            2,474                                 5
 Rollover contributions                     99              133              138              332
                                    ----------       ----------       ----------       ----------                        ----------
         Total contribution              1,749            4,447            2,060            2,806                                 5

TRANSFERS FROM (TO)
 OTHER FUNDS                            (3,147)         (13,998)           5,612           10,354       $  (14,894)             (10)

TRANSFERS FROM
 OTHER PLANS                                 1                1                1                                                  5
                                    ----------       ----------       ----------       ----------       ----------       ----------

TOTAL INVESTMENT
 INCOME, CONTRIBU-
 TIONS, AND TRANSFERS                      291           (5,471)          11,486           20,320          (14,894)             656

LOANS:
 Repayments                                294              733              280              389                           (14,321)
 Distributions                            (277)            (646)            (263)            (395)                           17,545

DISTRIBUTIONS TO
 PARTICIPANTS                           (1,880)          (1,878)            (615)          (1,135)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                             (16)             (43)             (19)             (28)
                                    ----------       ----------       ----------       ----------       ----------       ----------

INCREASE (DECREASE) IN
 NET ASSETS                             (1,588)          (7,305)          10,869          191,151          (14,894)           3,880

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                      16,630           45,618           10,811           15,342           32,452           24,999
                                    ----------       ----------       ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                        $   15,042       $   38,313       $   21,680       $   34,493       $   17,558       $   28,879
                                    ----------       ----------       ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------       ----------       ----------


See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994 (AMOUNTS IN THOUSANDS)
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                                      ------------------------------------------------------------------------------
                                                       GOVERNMENT       SHORT-TERM
                                       COMBINED          INCOME            BOND             BONDS           STOCKS             S&P
                                         TOTAL            FUND             FUND           PLUS FUND        PLUS FUND        500 FUND
NET INVESTMENT INCOME
 (LOSS) IN MASTER
 TRUSTS                             $    9,059       $    9,986       $      (50)      $     (190)      $     (172)      $    2,920

CONTRIBUTIONS:
 Employer contributions                 19,894
 Employee pretax contributions          73,756           12,539            1,414            2,338           17,043           16,599
 Rollover contributions                  2,751              501               94              243              190              283
                                    ----------       ----------       ----------       ----------       ----------       ----------
         Total contributions            96,401           13,040            1,508            2,581           17,233           16,882

TRANSFERS FROM (TO)
 OTHER FUNDS                                             89,673           (3,748)          (3,526)         (24,878)         (22,101)

TRANSFERS FROM
 OTHER PLANS                               313               17               95               14               12                6
                                    ----------       ----------       ----------       ----------       ----------       ----------

TOTAL INVESTMENT
 INCOME (LOSS), CON-
 TRIBUTIONS, AND
 TRANSFERS                             105,773          112,716           (2,195)          (1,121)          (7,805)          (2,293)

LOANS:
 Repayments                                               2,848              185              330            2,957            2,940
 Distributions                                           (3,309)            (156)            (254)          (3,274)          (3,383)

DISTRIBUTIONS TO
 PARTICIPANTS                          (60,461)         (22,220)            (764)            (742)         (10,250)          (9,863)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                          (2,552)            (597)             (38)             (61)            (610)            (581)
                                    ----------       ----------       ----------       ----------       ----------       ----------

INCREASE (DECREASE) IN
 NET ASSETS                             42,760           89,438           (2,968)          (1,848)         (18,982)         (13,180)

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                   1,134,161          192,558           12,889           18,651          239,784          227,863
                                    ----------       ----------       ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                        $1,176,921       $  281,996       $    9,921       $   16,803       $  220,802       $  214,683
                                    ----------       ----------       ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------       ----------       ----------


                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                   -------------------------------------------------------------------------------------------------
                                                                                                                           VANGUARD
                                                                         UNITED                           COLUMBIA        WORLD U.S.
                                    FROZEN FIXED       HONEYWELL         INCOME            JANUS           SPECIAL          GROWTH
                                        FUND          STOCK FUND          FUNDS            FUND             FUND             FUND
NET INVESTMENT INCOME
 (LOSS) IN MASTER
 TRUSTS                             $    6,296       $   (8,529)      $     (295)      $     (260)      $      322       $      105

CONTRIBUTIONS:
 Employer contributions                                  19,894
 Employee pretax contributions                            6,439            1,042            3,656            3,049              632
 Rollover contributions                                     227              128               15              236               51
                                                     ----------       ----------       ----------       ----------       ----------
         Total contributions                             26,560            1,170            3,671            3,285              683

TRANSFERS FROM (TO)
 OTHER FUNDS                           (65,430)           4,247            3,912            1,348            5,381            1,490

TRANSFERS FROM
 OTHER PLANS                                12               20                9               37                2               18
                                    ----------       ----------       ----------       ----------       ----------       ----------

TOTAL INVESTMENT
 INCOME (LOSS), CON-
 TRIBUTIONS, AND
 TRANSFERS                             (59,122)          22,298            4,796            4,796            8,990            2,296

LOANS:
 Repayments                                               1,155              159              420              458               71
 Distributions                            (922)          (1,096)            (155)            (378)            (505)             (54)

DISTRIBUTIONS TO
 PARTICIPANTS                           (5,618)          (6,652)            (218)            (704)            (559)             (66)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                            (213)            (269)             (14)             (37)              (5)              (5)
                                    ----------       ----------       ----------       ----------       ----------       ----------

INCREASE (DECREASE) IN
 NET ASSETS                            (65,875)          15,436            4,568            4,097            8,379            2,242

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                     115,363          159,803            5,151           19,906           16,260            1,534
                                    ----------       ----------       ----------       ----------       ----------       ----------


NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                        $   49,488       $  175,239       $    9,719       $   24,003       $   24,639       $    3,776
                                    ----------       ----------       ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------       ----------       ----------


                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                    -----------------------------------------------------------------------------------------------
                                                        T. ROWE          T. ROWE          T. ROWE
                                       SCUDDER           PRICE            PRICE            PRICE
                                       INTER-           INTER-            SMALL           EQUITY
                                      NATIONAL         NATIONAL         CAP VALUE         INCOME          ISOLATED      PARTICIPANT
                                        FUND             FUND             FUND             FUND             FUNDS          LOANS
NET INVESTMENT INCOME

 (LOSS) IN MASTER
 TRUSTS                             $     (665)      $     (893)      $     (206)      $      440                        $      250

CONTRIBUTIONS:
 Employer contributions
 Employee pretax contributions           1,976            4,619            1,185            1,225
 Rollover contributions                     63              280              113              327
                                    ----------       ----------       ----------       ----------
         Total contributions             2,039            4,899            1,298            1,552

TRANSFERS FROM (TO)
 OTHER FUNDS                             5,609           18,896            5,864            6,326       $  (23,063)

TRANSFERS FROM
 OTHER PLANS                                12               36                3               20
                                    ----------       ----------       ----------       ----------       ----------       ----------

TOTAL INVESTMENT
 INCOME (LOSS), CON-
 TRIBUTIONS, AND
 TRANSFERS                               6,995           22,938            6,959            8,338          (23,063)             250

LOANS:
 Repayments                                285              706              155              166                           (12,835)
 Distributions                            (266)            (696)             (37)            (183)                           14,668

DISTRIBUTIONS TO
 PARTICIPANTS                             (522)          (1,322)            (267)            (694)

TRUSTEES' AND ADMINI-
 STRATIVE FEES                             (25)             (64)             (14)             (19)
                                    ----------       ----------       ----------       ----------       ----------       ----------

INCREASE (DECREASE) IN
 NET ASSETS                              6,467           21,562            6,796            7,608          (23,063)           2,083

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 BEGINNING OF YEAR                      10,163           24,056            4,015            7,734           55,515           22,916
                                    ----------       ----------       ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE
 FOR BENEFITS AT
 END OF YEAR                        $   16,630       $   45,618       $   10,811       $   15,342       $   32,452       $   24,999
                                    ----------       ----------       ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------       ----------       ----------


See accompanying notes to financial statements.

INVESTMENT PLUS PLAN OF HONEYWELL INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Investment Plus Plan of Honeywell Inc. (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.


2.   PLAN DESCRIPTION

     GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Honeywell nonunion employees.

     The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of appointed trustees.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels, subject to this maximum percentage. Contributions, including sponsor stock match contributions, are also subject to certain limitations.

     (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distribution to their accounts.

     (c) The Sponsor contributes between $.50 and $1.00 in Honeywell stock to the participants' Performance stock match fund account for each $1.00 the participants contribute to their pretax account. Such sponsor contribution is limited to a maximum of 4% of the participants' pay. The amount of the sponsor contribution depends upon the Sponsor's return on investment (as defined).

     LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Each employee classified as a regular full-time or regular part-time employee of the Sponsor, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement, automatically becomes a participant on the date of hire by the Sponsor or transfer into the Plan.

     VESTING - Participants are 100% vested in their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the stock match fund after three years of service. In the event of plan termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to reduce the Sponsor's subsequent contributions.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following funds:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

          SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short- and intermediate-term (1 - 5 years) maturities.

          BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (1 - 10 years) bonds, and domestic stocks.

          STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds,
          T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

          S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          FROZEN FIXED FUND - Invests primarily in guaranteed investment contracts.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities-both high-quality corporate bonds and U.S. Treasury obligations.

          JANUS FUND - Invests primarily in a combination of large familiar corporations and small, rapidly emerging companies.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalization that is less than the average for the companies included in the Standard & Poor's 500 Stock Index.

          VANGUARD WORLD U.S. FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

          SCUDDER INTERNATIONAL FUND - Intends to diversify through foreign investments among several countries and not concentrate in any particular industry.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stocks of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

     PLAN STATUS - The Plan has received a favorable determination letter stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall be 100% vested in their accounts.

3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

     At December 31, 1995 and 1994, the Plan's Isolated Funds primarily consisted of investments in Executive Life Insurance Company (Executive Life) guaranteed investment contracts (GICs), with approximately 1% and 2% of total net assets available for benefits, respectively. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. In 1993, 1994, and 1995, distributions have been received from the conservator totaling approximately 80% of the contract balance immediately prior to the conservatorship. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator and recoveries from various state guarantee funds will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

     The Plan's Sponsor isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.   INTEREST IN MASTER TRUSTS

     The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1994 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in master trusts with various trust companies. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1995 and 1994, the Plan's interest in the net assets of the master trusts was approximately 95%. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments held in master trusts (in thousands):

                                                     1995           1994
     Investments at fair value:
       Custom funds:
          Government Income Fund               $   366,474     $   305,890
          Short-Term Bonds Fund                     14,601          10,256
          Bonds Plus Fund                           27,817          17,508
          Stocks Plus Fund                         278,497         232,215
          S&P 500 Fund                             324,162         226,632
          Fixed Income Fund (a)                                     53,416
          Honeywell Stock Fund                     300,564         173,541
       Mutual funds, primarily equity
        securities                                 228,849         155,760
       Participants' loans                          30,623          26,288
                                               -----------     -----------
                                               $ 1,571,587     $ 1,201,506
                                               -----------     -----------
                                               -----------     -----------

     (a) At contract value.

     Investment income for the master trust is as follows (in thousands):

                                                  1995            1994
     Net appreciation (depreciation) in fair
      value of investments -
       Custom funds:
          Short-Term Bond Fund                 $     1,414     $       (52)
          Bonds Plus Fund                            4,399            (273)
          Stocks Plus Fund                          56,870          (2,286)
          S&P 500 Fund                              86,294           3,089
          Honeywell Stock Fund                     101,561         (13,531)
       Mutual funds, primarily equity
        securities                                  26,821          (9,911)
                                               -----------     -----------
                                                   277,359         (22,964)
     Interest and dividends                         43,784          34,701
                                               -----------     -----------
                                               $   321,143     $    11,737
                                               -----------     -----------
                                               -----------     -----------

     In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1995 and 1994, the Plan's interest in the net assets of the master trust was approximately 84%. The contract value of the GICs for the master trust was approximately $20.9 million and $39.0 million at December 31, 1995 and 1994, respectively.

5.   PARTIES-IN-INTEREST TRANSACTIONS

     There were no prohibited party-in-interest transactions during the periods ended December 31, 1995 and 1994.

6.   INFORMATION PROVIDED BY TRUSTEES

     Plan funds are held in trust by trustees for the sole purpose of making investments and plan payments and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1994 were T. Rowe Price Trust Company and First Trust National Association.

     The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

     The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in increases (decreases) in the amount of net assets reported of $10,902,074 and $9,627,323 as of December 31, 1995 and 1994, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

     The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits at December 31, 1995. As of December 31, 1994, these same funds, together with the Frozen Fixed Income Fund, individually represent 5% or more of net assets available for benefits.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       HONEYWELL INVESTMENT PLUS PLAN



Dated:  June 26, 1996                  By:         /s/ Jim Porter
                                           -----------------------------------

                                  EXHIBIT INDEX

Exhibit No.                 Description
- -----------                 -----------

23.1                  Consent of Deloitte & Touche LLP